Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2020 and September 30, 2019

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2020	2019 [1]	2020	2019 [1]

Revenue	6	74,235	48,384	203,690	150,269
Cost of sales excluding depreciation and amortization	7	31,137	27,373	90,718	81,295
Depreciation and amortization		5,675	3,879	17,057	12,477
Mine operating profit		37,423	17,132	95,915	56,497

Other expenses/(income)
Exploration expense		369	862	1,559	2,507
Corporate general and administrative expense		4,703	4,255	14,190	11,502
Share-based compensation expense	19	495	614	2,064	2,618
Other expense	8	2,629	328	2,635	4,005
Loss/(gain) on fair value of financial instruments, net	21	3,735	(4,793)	1,449	(1,344)
Income before finance and tax		25,492	15,866	74,018	37,209
Finance expense, net	9	3,672	3,240	10,596	9,631
Income from continuing operations before tax		21,820	12,626	63,422	27,578
Income tax expense	10	13,782	5,244	35,988	17,724
Net income and comprehensive income from continuing operations		8,038	7,382	27,434	9,854
Net loss and comprehensive loss from discontinued operations	4	(43,700)	(2,456)	(54,752)	(18,469)
Net (loss)/income and comprehensive loss for the period		(35,662)	4,926	(27,318)	(8,615)

Net income/(loss) and comprehensive income/(loss) attributable to non-controlling interest		31,599	(1,034)	31,341	(3,615)
Net (loss)/income and comprehensive (loss)/income attributable to Golden Star shareholders		(67,261)	5,960	(58,659)	(5,000)
		(35,662)	4,926	(27,318)	(8,615)

Net income from continuing operations per share attributable to Golden Star shareholders	11
Basic		$0.13	$0.06	$0.28	$0.06
Diluted		$0.13	$0.03	$0.27	$0.06

Net loss from discontinued operations per share attributable to Golden Star shareholders	11
Basic		$(0.74)	$(0.01)	$(0.81)	$(0.11)
Diluted		$(0.74)	$(0.01)	$(0.81)	$(0.11)

Net (loss)/income per share attributable to Golden Star shareholders	11
Basic		$(0.61)	$0.05	$(0.53)	$(0.05)
Diluted		$(0.61)	$0.02	$(0.53)	$(0.05)
1 The results of Prestea operation for the period to the date of sale, as well as the restated comparative periods, have been presented as discontinued operations. Refer to Note 4.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

		As of	As of
	Notes	September 30, 2020	December 31, 2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents		48,286	53,367
Accounts and other receivables	12	23,857	6,503
Inventories	13	32,072	38,860
Prepaids and other		6,090	7,107
Total Current Assets		110,305	105,837
RESTRICTED CASH		1,095	2,082
ACCOUNTS RECEIVABLE	12	12,382	—
MINING INTERESTS	14	199,008	264,689
Total Assets		322,790	372,608

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	39,510	88,579
Current portion of rehabilitation provisions	16	1,625	5,826
Current portion of deferred revenue	17	8,709	11,191
Current portion of long term debt	18	69,298	15,987
Current portion of derivative liability	21	6,959	—
Current income tax liabilities		16,540	811
Total Current Liabilities		142,641	122,394
REHABILITATION PROVISIONS	16	16,408	62,609
DEFERRED REVENUE	17	91,105	102,784
LONG TERM DEBT	18	29,114	90,782
DERIVATIVE LIABILITY	21	—	5,608
DEFERRED TAX LIABILITY		27,826	20,554
Total Liabilities		307,094	404,731

SHAREHOLDERS' EQUITY
SHARE CAPITAL
Common shares, without par value, unlimited shares authorized		917,872	910,205
CONTRIBUTED SURPLUS		37,869	38,964
DEFICIT		(957,438)	(898,779)
Shareholders' equity attributable to Golden Star shareholders		(1,697)	50,390
NON-CONTROLLING INTEREST		17,393	(82,513)
Total Equity		15,696	(32,123)
Total Liabilities and Shareholders' Equity		322,790	372,608

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
See Note 2 Basis of Presentation and Going Concern

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2020	2019 [1]	2020	2019 [1]

OPERATING ACTIVITIES:
Net income from continuing operations		8,038	7,382	27,434	9,854
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		5,838	3,968	17,453	12,740
Share-based compensation expense	19	495	614	2,064	2,618
Income tax expense	10	13,782	5,244	35,988	17,724
Loss/(gain) on fair value of financial instruments, net	21	3,735	(4,793)	1,449	(1,344)
Recognition of deferred revenue	6	(1,989)	(1,794)	(6,290)	(7,226)
Reclamation expenditures		(399)	(374)	(920)	(856)
Other non-cash items	22	1,000	1,944	5,407	6,174
Changes in working capital	22	(4,423)	2,465	(17,973)	(8,775)
Net cash provided by operating activities of continuing operations		26,077	14,656	64,612	30,909
Net cash used in operating activities of discontinued operations	4	(7,184)	(6,519)	(21,969)	(21,179)
Net cash provided by operating activities		18,893	8,137	42,643	9,730
INVESTING ACTIVITIES:
Additions to mining interests		(8,644)	(13,768)	(30,472)	(38,456)
Change in accounts payable and deposits on mine equipment and material		(3,064)	1,576	(3,262)	4,848
Increase in restricted cash		—	—	(5)	—
Net cash used in investing activities of continuing operations		(11,708)	(12,192)	(33,739)	(33,608)
Net cash used in investing activities of discontinued operations	4	(2,906)	(3,160)	(7,475)	(8,672)
Net cash used in investing activities		(14,614)	(15,352)	(41,214)	(42,280)
FINANCING ACTIVITIES:
Principal payments on Macquarie Credit Facility		(5,000)	—	(10,000)	—
Principal payments on other debt		(130)	(2,639)	(1,056)	(7,679)
Exercise of options and settlement of PRSUs and DSUs		4,093	534	4,566	1,119
Net cash used in financing activities of continuing operations		(1,037)	(2,105)	(6,490)	(6,560)
Net cash used in financing activities of discontinued operations	4	(7)	(22)	(20)	(585)
Net cash used in financing activities		(1,044)	(2,127)	(6,510)	(7,145)
Increase/(decrease) in cash and cash equivalents		3,235	(9,342)	(5,081)	(39,695)
Cash and cash equivalents, beginning of period		45,051	66,154	53,367	96,507
Cash and cash equivalents, end of period		48,286	56,812	48,286	56,812
1 The results of Prestea operation for the period to the date of sale, as well as the restated comparative periods, have been presented as discontinued operations. Refer to Note 4.
See Note 22 Supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2019	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Shares issued under options	168,949	952	(367)	—	—	585
Options granted net of forfeitures	—	—	1,263	—	—	1,263
Deferred share units granted	—	—	397	—	—	397
Performance and restricted share units granted	—	—	328	—	—	328
PRSU settlement, net of tax	65,839	—	(306)	—	—	(306)
Net income	—	—	—	6,562	3,292	9,854
Balance at September 30, 2019	109,053,797	908,987	38,573	(824,783)	(68,681)	54,096

Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Shares issued under DSUs	135,557	176	(281)	—	—	(105)
Shares issued under options	1,658,926	7,235	(2,669)	—	—	4,566
Options granted net of forfeitures	—	—	407	—	—	407
Deferred share units granted	—	—	518	—	—	518
Performance and restricted share units granted	—	—	330	—	—	330
PRSU settlement, net of tax	81,295	256	(295)	—	—	(39)
UK performance share units granted	—	—	895	—	—	895
Derecognition following the sale of Prestea (Note 4)	—	—	—	—	68,565	68,565
Net (loss)/income	—	—	—	(58,659)	31,341	(27,318)
Balance at September 30, 2020	111,260,841	917,872	37,869	(957,438)	17,393	15,696

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(Unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act and headquartered in London, United Kingdom. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open pit gold mine, the Wassa underground mine and a carbon-in-leach processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Until September 30, 2020 and as further discussed in Note 4, we owned and operated the Bogoso gold mining and processing operations, the Prestea open pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.
2. BASIS OF PRESENTATION AND GOING CONCERN
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") including International Accounting Standards ("IAS") 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2019, except for the changes in accounting policies described in Note 3 below.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on October 28, 2020.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration which are measured at fair value through profit or loss.
Going concern
As at September 30, 2020 the Company had cash and cash equivalents of $48.3 million, net current liabilities excluding deferred revenue and the embedded derivative liability of $16.7 million and net cash provided by operations before working capital changes for the nine months then ended of $82.6 million. As at September 30, 2020, the Company was compliant with its debt covenants (refer to Note 18). The refinancing of the existing Macquarie Credit Facility subsequent to the quarter end as disclosed in Note 24 is expected to result in $35 million of additional liquidity for the Company ahead of the maturity of the convertible debentures in August 2021.

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic and gold production and shipments have continued without any material disruptions despite the impact of the COVID-19 pandemic. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Furthermore, the Company may also experience regional risks which include, but are not limited to, a possible shut-down of the gold refining facility in South Africa where the Company delivers its gold production, an inability to ship gold across borders, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company’s management ("Management") have prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, which account for events after the balance sheet date discussed above, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management have concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis.
3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2020
The Company has adopted the following revised accounting standard effective January 1, 2020. The changes were made in accordance with the applicable transitional provisions.
Definition of a Business (Amendments to IFRS 3)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. It:

•clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

There was no accounting impact to the condensed interim consolidated financial statements on adoption of this standard.

Revenue recognition

Revenue from the sale of metal is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to the COVID-19 pandemic. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.

UK Performance Share Unit Plan

In February 2020, the Company adopted a new UK Performance Share Unit Plan ("UK PSU Plan") which was approved by Golden Star shareholders on May 7, 2020. Under the UK PSU Plan, performance share units ("UK PSUs") may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) Golden Star common shares issued from treasury; (ii) Golden Star common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).

Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.

The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board of Directors. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.

Discontinued operation

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguishable from the rest of the Company and which:
•represents a separate major line of business or geographic area of operations;
•is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•is a subsidiary acquired exclusively with a view to re-sale.

When an operation is classified as discontinued, the comparative Consolidated Statement of Operations and Comprehensive (Loss)/Income is re-presented as if the operation had been discontinued from the start of the comparative period.

Deferred consideration
Where settlement of any part of cash consideration is deferred, the amounts receivable in the future are discounted to their present value as at the date of disposal.

The fair value of any contingent consideration is determined based on present value and the discount rate used is adjusted for counterparty or own credit risk. Any changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.
4. SALE OF PRESTEA
On July 26, 2020, the Company and its wholly-owned subsidiary, Caystar Holdings (“Caystar”), entered into a share purchase agreement (the "SPA") with Future Global Resources Limited ("FGR"), a subsidiary of Blue International Holdings (“BIH”), providing for the sale by Caystar and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings ("Bogoso"), the holder of the 90% shares of Golden Star (Bogoso/Prestea) Limited (“GSBPL”).
Consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR for a deferred consideration which is guaranteed by BIH and payable by FGR to Golden Star in stages as follows:

•$5 million of cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana in relation to Prestea, (ii) March 30, 2021;
•$10 million of cash and the net working capital adjusted balancing payment (as described in the SPA) of $4 million to be paid on July 31, 2021; and
•$15 million of cash to be paid on July 31, 2023.

At the time of the sale, the $15 million consideration payable on July 31, 2023 was discounted at the weighted average cost of capital of 7% (Note 12). Under the terms of the SPA, the net working capital adjusted balancing payment component of the deferred consideration is still being finalized and could be subject to change.

Contingent Payment

In addition to the deferred consideration, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulfide Project (the "Contingent Payment").

The triggering event for the Contingent Payment is the earlier of (i) the date of a formal decision to proceed with the Bogoso Sulfide Project ("Decision to Proceed") is made, or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource have been extracted. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

•$20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
•$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•$40 million, if the average spot gold price is greater than $1,700/oz

The Contingent Payment is payable in two tranches:

•50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
•50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the declaration that 5% of the sulfide mineral resources have been extracted.

The amount recognized for the Contingent Payment on completion of the sale of Prestea is $nil.

Restructuring of the Royal Gold Streaming Agreement

Concurrent with the completion of the sale of Prestea, Caystar Finance Co., a wholly-owned subsidiary of Golden Star (“Caystar Finance”), and RGLD Gold AG, an affiliate of Royal Gold, Inc., entered into an amended and restated streaming agreement (the “RG Streaming Agreement”) to inter alia assign and transfer the rights and obligations of Caystar Finance under the previous stream agreement as they pertain to Bogoso, GSBPL and Prestea, to Bogoso. As a result of the latter, Wassa now retains the remaining Tier One streaming obligation toward RGLD Gold AG, which relates to the delivery of gold at a rate of 10.5% of production with a cash purchase price of 20% of the spot prices until 240,000 ounces have been delivered. Following the delivery of the remaining Tier One obligation, the streaming obligation at Wassa will transition into the Tier Two structure, pursuant to which Golden Star will deliver to RGLD Gold AG 5.5% of its gold production with a cash purchase price of 30% of the spot prices.

The carrying amounts of the Prestea net liabilities as at the date of sale, including the deferred revenue relating to the Prestea portion of the previous stream agreement, and the resulting loss on sale are as follows:

Cash and cash equivalents	1,692
Accounts receivable	1,727
Inventories	12,653
Prepaids and other	1,399
Restricted cash	991
Mining interests	82,648
Total assets	101,110

Accounts payable	(39,475)
Rehabilitation provisions	(52,867)
Deferred revenue	(9,072)
Long term debt	(15)
Total liabilities	(101,429)

Carrying value of net liabilities	(319)
Fair value of deferred consideration (Note 12)	31,371
Gain on sale of Prestea before non-controlling interest	31,690
Derecognition of non-controlling interest	(68,565)
Loss on sale of Prestea	(36,875)

The results of Prestea for the period to the date of sale, as well as the restated comparative periods, have been presented as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows. The components of net loss from discontinued operations and cash flow information for the three and nine months ended September 30, 2020 and September 30, 2019 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue	12,185	21,120	35,731	48,407
Cost of sales excluding depreciation and amortization	15,475	19,425	44,637	55,813
Depreciation and amortization	2,473	3,100	5,249	8,113
Mine operating loss	(5,763)	(1,405)	(14,155)	(15,519)
Prestea general and administrative expense	(92)	299	1,050	937
Other expense	1,606	81	2,914	584
Loss on sale of Prestea	36,875	—	36,875	—
Loss before finance and tax	(44,152)	(1,785)	(54,994)	(17,040)
Finance expense, net	(452)	671	(242)	1,429
Net loss from discontinued operations	(43,700)	(2,456)	(54,752)	(18,469)
Net income/(loss) and comprehensive loss from discontinued operations attributable to non-controlling interest	38,412	(2,007)	34,224	(6,907)
Net loss and comprehensive loss from discontinued operations attributable to Golden Star shareholders	(82,112)	(449)	(88,976)	(11,562)
Included in Other expense are transaction costs related to the sale of Prestea of $1.6 million.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net cash used in operating activities	(7,184)	(6,519)	(21,969)	(21,179)
Net cash used in investing activities	(2,906)	(3,160)	(7,475)	(8,672)
Net cash used in financing activities	(7)	(22)	(20)	(585)
Net cash used by discontinued operations	(10,097)	(9,701)	(29,464)	(30,436)

5. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations and during the quarter has reclassified Prestea as a discontinued operation. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended September 30,	Wassa	Other	Corporate	Total
2020
Revenue	74,235	—	—	74,235
Mine operating expenses	27,346	—	—	27,346
Operating costs to metal inventory	(165)	—	—	(165)
Royalties	3,956	—	—	3,956
Cost of sales excluding depreciation and amortization	31,137	—	—	31,137
Depreciation and amortization	5,675	—	—	5,675
Mine operating margin	37,423	—	—	37,423
Income tax expense	13,782	—	—	13,782
Net loss from continuing operations attributable to non-controlling interest	(6,813)	—	—	(6,813)
Net income/(loss) from continuing operations attributable to Golden Star shareholders	29,185	618	(14,952)	14,851

Capital expenditures	8,644	—	—	8,644

2019
Revenue	48,384	—	—	48,384
Mine operating expenses	25,040	—	—	25,040
Operating costs to metal inventory	(246)	—	—	(246)
Royalties	2,579	—	—	2,579
Cost of sales excluding depreciation and amortization	27,373	—	—	27,373
Depreciation and amortization	3,879	—	—	3,879
Mine operating margin	17,132	—	—	17,132
Income tax expense	5,244	—	—	5,244
Net income from continuing operations attributable to non-controlling interest	973	—	—	973
Net income/(loss) from continuing operations attributable to Golden Star shareholders	9,026	(1,180)	(1,437)	6,409

Capital expenditures	13,768	—	—	13,768

Nine Months Ended September 30,	Wassa	Other	Corporate	Total
2020
Revenue	203,690	—	—	203,690
Mine operating expenses	79,346	—	—	79,346
Severance charges	45	—	—	45
Operating costs from metal inventory	343	—	—	343
Inventory net realizable value adjustment and write-off	159	—	—	159
Royalties	10,825	—	—	10,825
Cost of sales excluding depreciation and amortization	90,718	—	—	90,718
Depreciation and amortization	17,057	—	—	17,057
Mine operating margin	95,915	—	—	95,915
Income tax expense	35,988	—	—	35,988
Net loss from continuing operations attributable to non-controlling interest	(2,883)	—	—	(2,883)
Net income/(loss) from continuing operations attributable to Golden Star	59,875	(841)	(28,717)	30,317

Capital expenditures	30,078	—	394	30,472

2019
Revenue	150,269	—	—	150,269
Mine operating expenses	72,540	—	—	72,540
Severance charges	225	—	—	225
Operating costs from metal inventory	713	—	—	713
Royalties	7,817	—	—	7,817
Cost of sales excluding depreciation and amortization	81,295	—	—	81,295
Depreciation and amortization	12,477	—	—	12,477
Mine operating margin	56,497	—	—	56,497
Income tax expense	17,724	—	—	17,724
Net income from continuing operations attributable to non-controlling interest	3,292	—	—	3,292
Net income/(loss) from continuing operations attributable to Golden Star	29,885	(3,927)	(19,396)	6,562

Capital expenditures	38,456	—	—	38,456
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
September 30, 2020
Total assets	268,012	—	445	54,333	322,790

December 31, 2019
Total assets	232,182	94,453	2,951	43,022	372,608

6. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue - Spot sales	70,694	45,724	192,991	139,870
Cash payment proceeds	1,552	866	4,409	3,173
Deferred revenue recognized	1,989	1,794	6,290	7,226
Revenue - Streaming Agreement	3,541	2,660	10,699	10,399
Total revenue	74,235	48,384	203,690	150,269
Information about major customers
In the nine months ended September 30, 2020, approximately 90% (nine months ended September 30, 2019 - 90%) of our gold production is sold through a gold refinery located in South Africa. Except for the sales to RGLD Gold AG as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and typically the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery (see Note 3 Revenue Recognition for a description of the change to the sale of gold doré effective as of March 20, 2020). Previously, the sale of gold completed on the same day the gold was shipped from the mine site.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.
7. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Mine operating expenses	27,346	25,040	79,346	72,540
Severance charges	—	—	45	225
Operating costs to metal inventory	(165)	(246)	343	713
Inventory net realizable value adjustment and write-off	—	—	159	—
Royalties	3,956	2,579	10,825	7,817
	31,137	27,373	90,718	81,295
8. OTHER EXPENSE

Other expense includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Realized loss on non-hedge derivative contracts	2,372	—	2,476	—
Corporate office relocation costs	—	323	407	4,044
Other expenses/(income)	257	5	(248)	(39)
	2,629	328	2,635	4,005

9. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Interest expense on principal debt	1,627	1,800	5,331	5,659
Interest on financing component of deferred revenue	781	1,072	2,343	3,216
Accretion of 7% Convertible Debentures discount	698	612	2,012	1,758
Amortization of deferred financing fees	199	—	602	—
Accretion of rehabilitation provision	39	48	116	143
Interest income	(45)	(281)	(244)	(1,200)
Net foreign exchange loss/(gain)	373	(11)	436	55
	3,672	3,240	10,596	9,631
10. INCOME TAXES
Income tax expense is recognized based on Management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Current expense:
Canada	—	—	—	—
Foreign	11,382	4,519	28,716	5,874
Deferred tax expense:
Canada	—	—	—	—
Foreign	2,400	725	7,272	11,850
	13,782	5,244	35,988	17,724

The Ghana Revenue Authority (“GRA”) has issued a tax assessment to Golden Star (Wassa) Limited, related to 2014-2016. The assessment claimed a reduction in the tax losses attributable by $29 million. The Company believes that the majority of the matters noted in the assessment are incorrect and has filed an appeal in an attempt to resolve these matters. Overall, it is the Company’s current assessment that the relevant assessments and claims by the GRA are without merit. No amounts have been recorded for any potential liability and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

11. (LOSS)/INCOME PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss)/income attributable to Golden Star shareholders used in calculating basic (loss)/income per share:
From continuing operations	14,851	6,409	30,317	6,562
From discontinued operations (Note 4)	(82,112)	(449)	(88,976)	(11,562)
	(67,261)	5,960	(58,659)	(5,000)
Diluted (loss)/income
Net (loss)/income from continuing operations attributable to Golden Star shareholders:
Used in calculating basic (loss)/income per share	14,851	6,409	30,317	6,562
Adjustments:
Interest expense on 7% Convertible Debentures	—	909	—	—
Accretion of 7% Convertible Debentures discount (Note 9)	—	612	—	—
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative (Note 21)	—	(4,488)	—	—
Used in calculating diluted (loss)/income per share	14,851	3,442	30,317	6,562
Net loss from discontinued operations attributable to Golden Star Shareholders	(82,112)	(449)	(88,976)	(11,562)
(Loss)/income attributable to Golden Star shareholders used in calculating diluted (loss)/income per share	(67,261)	2,993	(58,659)	(5,000)

Weighted average number of basic shares (millions)	110.3	109.1	110.0	108.9
Dilutive securities:
Options	0.4	0.6	0.2	0.8
Deferred share units	1.3	1.2	1.3	1.2
Performance and restricted share units	0.5	1.0	0.5	1.0
UK performance share units	1.6	—	1.2	—
7% Convertible Debentures	—	11.4	—	—
Weighted average number of diluted shares (millions)	114.1	123.3	113.2	111.9

Basic (loss)/income per share
From continuing operations	$0.13	$0.06	$0.28	$0.06
From discontinued operations	$(0.74)	$(0.01)	$(0.81)	$(0.11)
Basic (loss)/income per share attributable to Golden Star shareholders	$(0.61)	$0.05	$(0.53)	$(0.05)

Diluted (loss)/income per share
From continuing operations	$0.13	$0.03	$0.27	$0.06
From discontinued operations	$(0.74)	$(0.01)	$(0.81)	$(0.11)
Diluted (loss)/income per share attributable to Golden Star shareholders	$(0.61)	$0.02	$(0.53)	$(0.05)

12. ACCOUNTS AND OTHER RECEIVABLES
The following table summarizes the components of the Company's current and long term accounts receivables:

	As of	As of
	September 30, 2020	December 31, 2019
Current:
Deferred consideration for the sale of Prestea (Note 4)	18,989	—
Gold sales receivable	126	1,206
Indirect taxes	2,160	3,649
Other	2,582	1,648
	23,857	6,503
Long-term:
Deferred consideration for the sale of Prestea (Note 4)	12,382	—
	12,382	—
As discussed in Note 4, the Company completed the sale of Prestea to FGR for a deferred consideration which is guaranteed by BIH. The current portion of the receivable from FGR includes the $5 million payable no later than March 30, 2021, the $10 million payable on July 31, 2021 and a net working capital adjusted balancing payment of approximately $4 million, also payable on July 31, 2021. Under the terms of the SPA, the net working capital adjusted balancing payment component of the deferred consideration is still being finalized and could be subject to change.
13. INVENTORIES
Inventories include the following components, net of provisions:

	As of	As of
	September 30, 2020	December 31, 2019
Stockpiled ore	6,690	7,578
In-process ore	412	2,721
Finished goods	2,803	394
Materials and supplies	22,167	28,167
	32,072	38,860
The cost of inventories expensed for the three and nine months ended September 30, 2020 was $27.2 million and $79.9 million, respectively (three and nine months ended September 30, 2019 - $24.8 million and $73.5 million, respectively).

14. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2019	492,594	1,006,685	18,261	1,517,540
Additions	410	—	37,058	37,468
Transfers	5,808	6,986	(12,794)	—
Change in rehabilitation provision estimate	—	2,418	—	2,418
Derecognized on sale of Prestea (Note 4)	(226,396)	(244,612)	(4,598)	(475,606)
Disposals and other	(192)	—	—	(192)
Balance at September 30, 2020	272,224	771,477	37,927	1,081,628

Accumulated depreciation
Balance at December 31, 2019	450,263	802,588	—	1,252,851
Depreciation and amortization	1,879	20,958	—	22,837
Derecognized on Sale of Prestea (Note 4)	(210,594)	(182,364)	—	(392,958)
Disposals and other	(110)	—	—	(110)
Balance at September 30, 2020	241,438	641,182	—	882,620

Carrying amount
Balance at December 31, 2019	42,331	204,097	18,261	264,689
Balance at September 30, 2020	30,786	130,295	37,927	199,008
As at September 30, 2020, the right-of-use assets had net carrying amounts of $1.4 million (December 31, 2019 - $3.3 million). The total minimum lease payments are disclosed in Note 18 - Debt.
15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2020	December 31, 2019
Trade and other payables	14,952	42,232
Accrued liabilities	14,470	35,920
Payroll related liabilities	8,497	7,781
Accrued interest payable	1,282	2,435
Non-hedge derivative liability	309	211
	39,510	88,579
See Note 25 for a reclassification of accrued liabilities as of December 31, 2019.

16. REHABILITATION PROVISIONS
At September 30, 2020, the estimated total undiscounted amount of future cash for rehabilitation was estimated to be $18.2 million. A discount rate assumption of 0.2%, an inflation rate assumption of 1.7% and a risk premium of 5% were used to value the rehabilitation provisions as at September 30, 2020. This compares to a discount rate assumption of 2%, an inflation rate assumption of 2% and a risk premium of 5% used as at December, 31 2019. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Nine Months Ended September 30, 2020	For the Year Ended December 31, 2019
Beginning balance	68,435	66,225
Accretion of rehabilitation provisions	406	730
Changes in estimates	4,396	4,651
Cost of reclamation work performed	(2,337)	(3,171)
Derecognized on sale of Prestea (Note 4)	(52,867)	—
Balance at the end of the period	18,033	68,435

Current portion	1,625	5,826
Long term portion	16,408	62,609
	18,033	68,435
For the nine months ended September 30, 2020, the accretion of the rehabilitation provision for Prestea of $0.3 million is included in the net loss for discontinued operations (see Note 4) and the accretion of the rehabilitation provision for Wassa of $0.1 million is included in finance expenses (see Note 9).
17. DEFERRED REVENUE
In May 2015, the Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD which provides that Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at September 30, 2020 the Company had delivered a total of 115,211 ounces of gold to RGLD since the inception of the Streaming Agreement.
Following the sale of Prestea and as discussed in Note 4, the Streaming Agreement has been restructured to separate Prestea from the current arrangement. Wassa will now deliver the remainder of the Tier One streaming obligation and thereafter Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production at a cash purchase price of 30% of spot gold price.
During the nine months ended September 30, 2020, the Company sold 15,028 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the nine months ended September 30, 2020 consisted of $4.4 million of cash payment proceeds and $6.3 million of deferred revenue recognized in the period (see Note 6).

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Beginning balance	113,975	119,948
Deferred revenue recognized	(7,432)	(13,334)
Variable consideration adjustment	—	3,073
Interest on financing component of deferred revenue	2,343	4,288
Derecognized on sale of Prestea (Note 4)	(9,072)	—
Balance at the end of the period	99,814	113,975

Current portion	8,709	11,191
Long term portion	91,105	102,784
Total	99,814	113,975
For the nine months ended September, 30, 2020 the deferred revenue recognized for Wassa of $6.3 million is included within revenue (see Note 6) and the deferred revenue recognized for Prestea of $1.1 million is included in the net loss for discontinued operations (see Note 4).
18. DEBT
The following table summarizes the components of the Company's current and long term debt:

	As of	As of
	September 30, 2020	December 31, 2019
Current debt:
Lease liabilities	284	987
7% Convertible Debentures	49,014	—
Macquarie Credit Facility	20,000	15,000
	69,298	15,987
Long term debt:
Lease liabilities	1,144	1,394
7% Convertible Debentures	—	47,002
Macquarie Credit Facility	27,970	42,386
	29,114	90,782
Macquarie Credit Facility

Refer to Note 24 regarding the amendment of the Macquarie Credit Facility subsequent to the reporting date.

The Macquarie Credit Facility includes covenant clauses requiring the Company to maintain certain key financial ratios. The Company must maintain a Debt Service Coverage Ratio of greater than 1.20:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters beginning with the fiscal quarter ending June 30, 2020; maintain a ratio of Net Debt to EBITDA of less than 3.00:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters; demonstrate, on the basis of the consolidated financial statements and annual consolidated corporate budget, that from December 31, 2020 and for each fiscal quarter thereafter, the Convertible Debentures can be repaid in full in cash by the maturity in August 2021 while maintaining (after giving effect to such repayment in cash) a positive cash position (excluding restricted cash) of $25 million; and ensure that at all times the sum of aggregate indebtedness does not exceed $116.5 million. The Company is in compliance with all financial covenants of the Macquarie Credit Facility as at September 30, 2020.

7% Convertible Debentures

The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, are payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted.

Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 by the election of the holder, and may be settled at the Company's discretion in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. Non-election by the holder requires settlement by the Company in cash. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share.

The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Beginning balance	47,002	44,612
Accretion of 7% Convertible Debentures discount (Note 9)	2,012	2,390
Balance at the end of the period	49,014	47,002

Schedule of payments on outstanding debt as of September 30, 2020:

	Three months ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025	Maturity
Lease liabilities
Principal	71	287	295	293	313	169	2025
Interest	22	77	59	40	21	3

7% Convertible Debentures
Principal	—	51,498	—	—	—	—	2021
Interest	—	3,605	—	—	—	—

Macquarie Credit Facility
Principal	5,000	20,000	20,000	5,000	—	—	2023
Interest	602	1,788	833	59		—

Total principal	5,071	71,785	20,295	5,293	313	169
Total interest	624	5,470	892	99	21	3
	5,695	77,255	21,187	5,392	334	172

19. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the condensed interim consolidated statements of operations and comprehensive (loss)/income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Share options	55	376	407	1,639
Deferred share units	(104)	166	375	563
Share appreciation rights	(7)	(61)	57	(45)
Performance and restricted share units	123	133	330	461
UK performance share units	428	—	895	—
	495	614	2,064	2,618

Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2020 and 2019 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2020	2019
Expected volatility	56.69%	51.20%
Risk-free interest rate	1.41%	1.73%
Expected lives	1.1 years	5.7 years
The weighted average fair value per option granted during the nine months ended September 30, 2020 was $0.96 CAD (nine months ended September 30, 2019 - $2.55 CAD). As at September 30, 2020, there was $0.1 million of share-based compensation expense (September 30, 2019 - $0.4 million) relating to the Company's share options to be recorded in future periods. For the nine months ended September 30, 2020, the Company recognized an expense of $0.4 million (nine months ended September 30, 2019 - $1.6 million).
A summary of option activity under the Company's Stock Option Plan during the nine months ended September 30, 2020 is as follows:

	Options ('000)	Weighted– Average Exercise price (CAD$)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2019	3,776	5.39	4.7
Granted	57	3.99	9.7
Exercised	(1,659)	3.73	4.8
Forfeited	(319)	7.05	5.8
Expired	(698)	7.94	—
Outstanding as of September 30, 2020	1,157	5.70	4.9

Exercisable as of December 31, 2019	3,320	5.41	4.1
Exercisable as of September 30, 2020	1,005	5.77	4.4
As of February 22, 2020, the Company no longer grants share options under the existing Stock Option Plan.

Deferred share units ("DSUs")
For the nine months ended September 30, 2020, the DSUs that were granted vested immediately and a compensation expense of $0.4 million was recognized for these grants (nine months ended September 30, 2019 - $0.6 million). As of September 30, 2020, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
The DSU activity during the nine months ended September 30, 2020 and 2019 can be summarized as follows:

	Nine Months Ended September 30,
	2020	2019
Number of DSUs, beginning of period ('000)	1,274	1,086
Granted	181	144
Exercised	(136)	—
Forfeited	(30)	—
Number of DSUs, end of period ('000)	1,289	1,230
Share appreciation rights ("SARs")
As of September 30, 2020, there was approximately $0.2 million of total unrecognized compensation cost related to unvested SARs (September 30, 2019 - $0.2 million). For the nine months ended September 30, 2020, the Company recognized $0.06 million expense related to these cash settled awards (nine months ended September 30, 2019 - credit of $0.05 million).

The SARs activity during the nine months ended September 30, 2020 and 2019 can be summarized as follows:

	Nine Months Ended September 30,
	2020	2019
Number of SARs, beginning of period ('000)	593	674
Granted	240	285
Exercised	(78)	(130)
Forfeited	(27)	(152)
Expired	—	(3)
Number of SARs, end of period ('000)	728	674
2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the nine months ended September 30, 2020, the Company recognized $0.3 million expense (nine months ended September 30, 2019 - $0.5 million).

The PRSU activity during the nine months ended September 30, 2020 and 2019 can be summarized as follows:

	Nine Months Ended September 30,
	2020	2019
Number of PRSUs, beginning of period ('000)	634	791
Granted	—	561
Settled	(95)	(142)
Forfeited	(234)	(239)
Number of PRSUs, end of period ('000)	305	971

UK performance share units

In February 2020 the Company adopted a new UK PSU Plan and issued 1,555,304 share units to employees and officers of the Company. 4,568,506 share units were available for grant as at September 30, 2020. For the nine months ended September 30, 2020, the Company recognized $0.9 million expense (nine months ended September 30, 2019 - $nil).

The UK PSU activity during the nine months ended September 30, 2020 and 2019 can be summarized as follows:

	Nine Months Ended September 30,
	2020	2019
Number of PSUs, beginning of period ('000)	—	—
Granted	1,555	—
Settled	—	—
Forfeited	—	—
Number of PSUs, end of period ('000)	1,555	—

20. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended September 30, 2020 and 2019 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Salaries, wages, and other benefits	812	1,411	3,434	4,952
Bonuses	1,065	415	1,420	2,147
Share-based compensation	531	377	1,530	1,996
	2,408	2,203	6,384	9,095
All key management personnel have elected to implement a 25% deferral of their salaries and fees from March 2020 to September 2020, as part of the Company's COVID-19 pandemic management response plan with the intention to preserve cash, together with a deferral of any bonus payments due to the members of the certain senior officers relating to 2019.
21. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2020 and December 31, 2019:

		September 30, 2020		December 31, 2019
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	6,959	6,959	5,608	5,608
Non-hedge derivative contracts	2	309	309	211	211
There were no non-recurring fair value measurements of financial instruments as at September 30, 2020.
The three levels of the fair value hierarchy are:
    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
    Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
    Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2020, there were no transfers between the levels of the fair value hierarchy.
Loss/(gain) on fair value of financial instruments in the Statements of Operations and Comprehensive (Loss)/Income consists of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	4,534	(4,488)	1,351	(1,040)
Unrealized (gain)/loss on non-hedge derivative contracts	(799)	(305)	98	(304)
	3,735	(4,793)	1,449	(1,344)

The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at September 30, 2020 and December 31, 2019 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	September 30, 2020	December 31, 2019
Embedded derivative
Risk premium	10.0%	5.3%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	0.9	1.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the nine months ended September 30, 2020:

Fair value
Balance at December 31, 2019	5,608
Loss on fair value of 7% Convertible Debentures embedded derivative	1,351
Balance at September 30, 2020	6,959

If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.003 million at September 30, 2020.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.1 million at September 30, 2020.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related loss in the Statement of Operations would increase by $0.7 million at September 30, 2020.

Non-hedge derivative contracts
During the year ended December 31, 2019, the Company entered into costless collars consisting of puts and calls, on 50,000 ounces of gold with a floor price of $1,400 per ounce and a ceiling price of $1,750 per ounce. These positions matured at a rate of 4,167 ounces per month from October 2019 to September 2020.
In February 2020, the Company entered into costless collars consisting of puts and calls on an additional 12,600 ounces with a floor price of $1,500 per ounce and a ceiling price of $1,992 per ounce. The additional positions will mature at a rate of 4,200 ounces per month from October 2020 to December 2020.
The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
During the nine months ended September 30, 2020, the Company recognized an unrealized loss of $0.1 million on the non-hedge accounted collar contracts and recognized realized losses of $2.5 million on call options in excess of the capped price of $1,750/oz as part of Other expenses (refer to Note 8).
Refer to Note 24 in respect of the Macquarie Credit Facility refinancing and related required extension of the hedging program.

Credit risk management

Management closely monitors its financial assets and does not have any significant concentration of credit risk other than the receivable balances owed from Future Global Resources Limited. The credit risk associated with the deferred consideration from the sale of Prestea has been managed through the due diligence process that considered the financial standing of the counter party and is supported by an unsecured parent guarantee.

Contingent consideration

The fair value of the contingent consideration on completion of the sale of Prestea is $nil.

22. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and nine months ended September 30, 2020, the Company paid interest of $2.5 million and $6.2 million, respectively (three and nine months ended September 30, 2019 - $2.9 million and $6.4 million, respectively).
Changes in working capital for the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(Increase)/decrease in accounts receivable and other receivables	(1,816)	228	(725)	(1,302)
(Increase)/decrease in inventories	(959)	(546)	(2,311)	(1,999)
Decrease/(increase) in prepaids and other	1,422	944	(3,056)	561
Increase/(decrease) in accounts payable and accrued liabilities	5,652	1,839	1,105	2,198
Decrease in income tax liabilities	(8,722)	—	(12,986)	(1,823)
Decrease in other liability	—	—	—	(6,410)
Total changes in working capital	(4,423)	2,465	(17,973)	(8,775)
Other non-cash items include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(Gain)/loss on disposal of assets	(132)	152	81	149
Inventory net realizable value adjustment and write-off	—	—	159	1,051
Loss on fair value of marketable securities	11	13	12	18
Accretion of rehabilitation provisions	39	46	116	142
Amortization of financing fees (Note 7)	199	41	602	125
Accretion of 7% Convertible Debentures discount (Note 7)	698	611	2,012	1,757
Interest on financing component of deferred revenue (Note 7)	781	1,072	2,343	3,215
Interest on lease obligation	36	9	82	23
PRSU settlement, net of tax	—	—	—	(306)
Other non cash items	(632)	—	—	—
	1,000	1,944	5,407	6,174

Non-cash changes of liabilities arising from financing activities
During the nine months ended September 30, 2020 and 2019, the non-cash change related to the changes in liabilities arising from financing activities is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Accretion of debt	897	652	2,614	1,882
23. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $2.6 million and $7.5 million respectively, all of which are expected to be incurred within the next year.

Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

As part of the Prestea disposal transaction, the Company has provided indemnification to FGR for legal and tax matters that have arisen prior to the completion of the sale of Prestea. The Company continues to hold the view that no provision is required in respect of GRA demand notices against GSBPL for an amount of $2.3 million relating to customs-related findings, and that the Company complied with all requirements.

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction for the sale of 90% of the interest in GSBPL would trigger the termination of their existing employments, entitling them to severance payments. GSBPL has retained defense counsel and is vigorously defending the claim given no employments were severed, amended or modified upon the completion of the sale transaction on September 30, 2020, and GSBPL continues to operate with existing contracts and contractual terms being honoured.

During the quarter under review, the federal securities class action complaint (the “Complaint”) filed against Golden Star before the US District Court in the State of California, USA, in April 2020, alleging that the Company published false and misleading statements to artificially inflate the price of its common shares in violation of the US Securities Exchange Act of 1934, was voluntarily dismissed by the plaintiff.
24. SUBSEQUENT EVENTS
On October 9, 2020, the Company announced that it had entered into an amended and restated credit agreement with Macquarie Bank Limited (“Macquarie”) pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allows the Company to re-draw the two $5 million repayments that were made in June and September 2020 and an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% convertible debentures maturing in August 2021.

The amendment of the Macquarie Credit Facility includes a rescheduled amortization profile which defers the next quarterly repayment to September 2021. These quarterly repayments will then continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled by a $25 million bullet payment.

As a condition of amending the Macquarie Credit Facility, the Company has extended its gold price protection hedging program into 2021 and 2022 by entering into zero cost collars with Macquarie for an additional 87,500 ounces with a floor price of $1,600/oz and a ceiling of $2,176/oz in 2021 and $2,188/oz in 2022. These additional positions will mature at a rate of 10,937.5 ounces per quarter from January 2021 to December 2022.

Together with the existing zero cost collar structures, the Company currently has gold price protection in place for 100,100 ounces at an average floor price of $1,587/oz and an average ceiling price of $2,158/oz .

On October 28, 2020, the Company entered into a sales agreement relating to a $50 million “at the market” equity program. The use of proceeds from the “at the market” equity program are for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital.
25. PRIOR PERIOD COMPARATIVES

Certain balances in the consolidated balance sheet as at December 31, 2019 have been reclassified to reflect the appropriate classification of the income tax liability due its materiality in the current reporting period. The effect of this reclassification is to decrease prepaids and other by $1.5 million, decrease accounts payable and accrued liabilities by $2.3 million and increase current income tax liabilities by $0.8 million as at December 31, 2019. The reclassification has no impact to the Consolidated Statement of Operations and Comprehensive (Loss)/Income, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity for the year ended December 31, 2019.

Effective January 1, 2020, share-based compensation is excluded within corporate general and administrative expenses and as a result, the corporate general and administrative expenses for the three and nine months ended September 30, 2019 have been reduced by $0.6 million and $2.6 million respectively with share-based compensation of $0.6 million and $2.6 million presented as a separate line in the Consolidated Statement of Operations and Comprehensive (Loss)/Income.
Corporate severance charges for the three and nine months ended September 30, 2019 of $0.3 million and $4.0 million have been reclassified from the corporate general and administrative expenses line into other expense to align with the classification of corporate severance charges for the three and nine months ended September 30, 2020 and year ended December 31, 2019.